

09057130

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2009

SEC FILE NUMBER
8-49302

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LandOak Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10267 Kingston Pike

(No. and Street)

Knoxville	TN	37922
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Martin   865-531-0000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bible Harris Smith, P.C.

(Name – *if individual, state last, first, middle name*)

507 W. Clinch Ave.	Knoxville	TN	37902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, <u>Patrick Martin</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>LandOak Securities, L.L.C.</u> , as of <u>December 31</u> , 20 <u>08</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>Signature</u>

<u>Chief Manager</u>

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JENNY Z. BOND
STATE
OF
TENNESSEE
NOTARY
PUBLIC
KNOX COUNTY

MY COMMISSION EXPIRES:
August 12, 2012



Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer
  Review Program
Member of the Tennessee Society
  of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member
LandOak Securities, L.L.C.
Knoxville, Tennessee

We have audited the accompanying statements of financial condition of LandOak Securities, L.L.C., as of December 31, 2008 and 2007, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LandOak Securities, L.L.C., at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 25, 2009

B K R An independent member of *BKR International* with offices throughout the world.

- 3 -

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 10,750	$ 15,483
Commissions Receivable	37,250	6,700
Reimbursements Receivable	1,225	-
Total Current Assets	49,225	22,183
TOTAL ASSETS	$ 49,225	$ 22,183
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable	$ 2,500	$ 2,000
Commissions Payable	33,525	5,360
Total Current Liabilities	36,025	7,360
MEMBER'S EQUITY	13,200	14,823
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 49,225	$ 22,183

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF INCOME

-5-

	Year Ended December 31,	
	2008	2007
REVENUE		
Fees from Advisory Services	$ 125,850	$ 181,396
Mutual Fund Commissions	36,112	44,715
Variable Insurance and Annuities Commissions	118,214	64,456
NASD Member Payment	-	35,000
Interest Income	15	214
TOTAL REVENUE	280,191	325,781
OPERATING EXPENSES		
Commissions	256,715	292,970
Education and Travel	2,251	3,345
Professional Fees	15,441	21,965
Insurance	2,852	1,762
License, Fees and Registration	4,487	8,766
Other Operating Expenses	68	175
TOTAL OPERATING EXPENSES	281,814	328,983
NET INCOME (LOSS)	$ (1,623)	$ (3,202)

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
-6-

BALANCE - DECEMBER 31, 2006	$	18,025
NET INCOME (LOSS) - 2007		(3,202)
BALANCE - DECEMBER 31, 2007		14,823
NET INCOME (LOSS) - 2008		(1,623)
BALANCE - DECEMBER 31, 2008	$	13,200

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (1,623)	$ (3,202)
Adjustments to Reconcile Net Income (Loss) to Net Cash		
Provided By (Used In) Operating Activities:		
(Increase) Decrease in Assets		
Commissions Receivable	(30,550)	1,700
Reimbursements Receivable	(1,225)	
Increase (Decrease) in Liabilities		
Accounts Payable	500	(3,799)
Commissions Payable	28,165	(1,360)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(4,733)	(6,661)
INCREASE (DECREASE) IN CASH	(4,733)	(6,661)
CASH - BEGINNING OF YEAR	15,483	22,144
CASH - END OF YEAR	$ 10,750	$ 15,483
STATE INCOME TAXES PAID	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements. These policies conform to accounting principles generally accepted in the United States of America applicable to brokers and dealers in securities, and have been applied on a consistent basis.

Nature of Activities - LandOak Securities, L.L.C., was organized on April 15, 1997, under the laws of the State of Tennessee. LandOak Securities, L.L.C., is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is also registered as an investment advisory firm with the State of Tennessee. LandOak Securities, L.L.C., sells various investments to its clients who are located in various states throughout the southeastern region of the United States.

Until September 2006, two members owned 75% and 25% interest, respectively. As of September 1, 2006, the 75% owner acquired the 25% ownership interest and LandOak Securities, LLC became a Single-Member LLC.

LandOak Securities, L.L.C., in accordance with the operating agreement, will continue to operate until December 31, 2045, unless earlier termination is elected.

Basis of Presentation - The financial statements are prepared using the accrual method of accounting and accounting practices applicable to brokers and dealers in securities.

Income Taxes - The Company is not a taxpaying entity for federal income tax purposes, and no income tax expense has been recorded in the statements. Income of the Company is taxed to the member(s) and included in the individual return(s). Tennessee state income tax applicability is limited to investment income as its earnings from operations are subject to self-employment tax by its member(s). State tax is minimal and therefore, deferred tax benefits or expense would be immaterial.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 - Subordinated Liabilities

At December 31, 2008 and 2007, there were no liabilities which were subordinated to claims of general creditors.

Note 3 - Related Party Transactions

In the ordinary course of business, the Company engages in transactions with its member and related businesses.

During 2008 and 2007, commissions of approximately $184,000 and $248,000, respectively, were earned by the Company's member of which approximately $20,000 and $4,100 were accrued at December 31, 2008 and 2007, respectively. Accordingly, a significant portion of the commission revenues result from this member.

During 2008 and 2007, personnel services and facilities were provided to the Company at no cost by another entity owned by the Company's member. The value of these services and facilities has not been determined.

Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 % of aggregate indebtedness, both terms as defined by the rule. At December 31, 2008 and 2007, the Company's net capital was $11,737 and $14,756, and exceeded the capital requirement by $6,737 and $9,756, respectively.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The net capital ratio at December 31, 2008 and 2007, respectively, were 3.07 to 1 and .50 to 1.

The computation of aggregate indebtedness does not include an estimate of the amount, if any, which may be payable under the contingency discussed in Note 5.

Note 5 - Contingency

The Company, its sole member, and certain former members have been named in civil actions involving securities claims. The claims resulted from losses sustained by investors due to the actions of an unrelated third party. The Company has denied liability and has indicated that it intends to vigorously defend the litigation. Outside counsel for the Company has advised that the defenses identified have a reasonable possibility of success. During 2003, substantially all claims were settled by the member and former members of LandOak Securities, LLC personally without admitting liability. Claims made and unsettled at December 31, 2006 through December 31, 2008 total approximately $1,600,000 in actual and punitive damages.

As of May 2008, the U.S. Securities and Exchange Commission filed a complaint for injunctive and other relief related to these claims. Disclosures regarding the SEC complaint are detailed in FINRA's BrokerCheck Report regarding LandOak Securities, LLC.

Under regulatory guidelines, a contingent liability should, at times, be included in the computation of aggregate indebtedness. As of the release of these financial statements, no definitive determination has been made as to whether this contingent liability is required to be included in aggregate indebtedness and, if so, the amount to include. Accordingly, no adjustment to aggregate indebtedness in Note 4 or in the supplementary information has been made. Penalties in accordance with the NASD Sanction Guidelines for Net Capital Violations range from $1,000 to expulsion of the firm.

These financial statements have been prepared in conformity with principles of accounting applicable to a going concern. The ability of the Company to continue operations is dependent upon the ultimate settlement of the lawsuits and the discretion of the Company's regulators.

Note 6 - Reclassifications

Certain reclassifications were made to the 2007 financial statement presentation in order to conform to the 2008 financial statement presentation.

SUPPLEMENTARY INFORMATION

LANDOAK SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

		2008		2007
Total Member's Equity				
(From Statement of Financial Condition)	$	13,200	$	14,823
Adjustments:				
Nonallowable Assets and Adjustments				
Reimbursements Receivable		(1,225)		-
Brokerage Account		(238)		(67)
NET CAPITAL	$	11,737	$	14,756
AGGREGATE INDEBTEDNESS	* $	36,025	* $	7,360
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	* $	5,000	* $	5,000
Excess Net Capital	* $	6,737	* $	9,756
Excess Net Capital at 1000%	* $	8,134	* $	14,020
Ratio of Aggregate Indebtedness to Net Capital	*	3.07 to 1	*	.50 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5):

		2008		2007
Net Capital, as reported in unaudited Part IIa of the FOCUS report	$	10,295	$	7,495
Unallowed Asset Adjustment		-		(67)
Deposits made prior to year end not included on report		217		2,235
Audit adjustment to increase receivables (excluding unallowed receivables)		37,250		6,700
Audit adjustment to increase liabilities		(36,025)		(1,607)
Net Capital	$	11,737	$	14,756

*See Notes 4 and 5

The Company claims exemption from rule 15c3-3, based upon section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.



Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer
Review Program
Member of the Tennessee Society
of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To The Member
LandOak Securities, L.L.C.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of LandOak Securities, L.L.C., (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 25, 2009

-14-

LANDOAK SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

LANDOAK SECURITIES, L.L.C.
YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS